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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                              GRYPHON HOLDINGS INC.
                            (Name of Subject Company)

                              GRYPHON HOLDINGS INC.
                      (Name of Person(s) Filing Statement)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                   400515 10 2
                      (CUSIP Number of Class of Securities)


                                Stephen A. Crane
                      Chief Executive Officer and President
                              Gryphon Holdings Inc.
                                 30 Wall Street
                          New York, New York 10005-2201
                                 (212) 825-1200

  (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

            Robert M. Coffee                     John T. O'Connor, Esq.
         Senior Vice President,              Milbank, Tweed, Hadley & McCloy
     General Counsel and Secretary              One Chase Manhattan Plaza
         Gryphon Holdings Inc.                New York, New York 10005-2201
             30 Wall Street                          (212) 530-5000
     New York, New York 10005-2201
             (212) 825-1200



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      This Amendment No. 1 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9, dated November 3, 1998 (the "Schedule 14D-9"), filed by Gryphon Holdings Inc., a Delaware corporation (the "Company"), relating to the tender offer disclosed in the Schedule 14D-1, dated October 20, 1998, as amended (the "Schedule 14D-1") of Markel Corporation, a Virginia corporation ("Markel"), and its wholly-owned subsidiary, MG Acquisition Corp., a Delaware corporation ("MG" and, together with Markel, the "Bidder"), to purchase all the outstanding shares of common stock, $.01 par value, of the Company, including the associated Rights. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 4.         The Recommendation.

      Item 4(a), Recommendation of the Board of Directors, is hereby amended and supplemented by inserting the following after the end of the first paragraph:

      As stated above, at the November 2 Board Meeting, the Board of Directors voted to recommend that stockholders reject the Offer, based upon the Board's determination that the Offer is inadequate and not in the best interests of the Company and its stockholders. Nine of the Directors voted in favor of the recommendation and one Director, Mr. John K. Castle, voted against the recommendation.

Item 8.         Additional Information to be Furnished.

      Item 8 is hereby amended and supplemented by inserting the following at the end thereof:

e.    Special Committee of the Board of Directors.

      At a regularly scheduled meeting of the Board of Directors of the Company held on November 5, 1998, the Board designated a special committee consisting of Messrs. Robert M. Baylis, Robert R. Douglass and David H. Elliott, for the purpose of investigating, reviewing, evaluating and assessing the Company's strategic alternatives that have arisen or may arise.



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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 1998



                             GRYPHON HOLDINGS INC.



                             By:      /s/ Stephen A. Crane
                                 ----------------------------------------
                                 Name:  Stephen A. Crane
                                 Title:    President and Chief Executive Officer